Exhibit (a)(6)

THE GREATER CHINA FUND, INC.

Gateway Center Three, 4th Floor

Newark, New Jersey 07102-4077

September 16, 2011

Dear Stockholder:

The Greater China Fund, Inc. (the “Fund”) is offering to repurchase up to 6,067,002 of its issued and outstanding shares of common stock, which is equal to approximately 20% of the Fund’s issued and outstanding shares as of September 9, 2011, for cash at a price equal to 98% of the net asset value per share as determined by the Fund on the next business day after the date the offer expires (the “Offer to Repurchase”). The Fund is making the Offer to Repurchase pursuant to the Fund’s Amended Tender Program in which the Fund’s Board of Directors authorized the Fund to conduct an issuer self-tender offer commencing on September 16, 2011 and expiring on October 14, 2011, unless extended. As previously announced, the Amended Tender Program, together with the Fund’s Share Repurchase Plan, which is currently suspended, are believed to represent a responsible allocation of the Fund’s assets by providing additional value to shareholders who wish to tender their shares when discounts have been at higher levels for a prolonged period as well as enhancing the Fund’s net asset value per share for all shareholders through the Fund’s purchase of shares at market discounts that have an accretive effect on net asset value per share.

The Offer to Repurchase is explained in detail in the Offer to Repurchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer to Repurchase. Neither the Fund nor its Board of Directors makes any recommendation to any stockholder on whether to tender any or all shares.

Please note that the Offer to Repurchase is scheduled to expire at 11:59 p.m., Eastern Time, on October 14, 2011, unless extended by the Fund. Questions regarding the Offer to Repurchase should be directed to The Altman Group, Inc. at 1-800-884-5101.

Sincerely,

/s/ Edward Y. Baker
Chairman of the Board